Exhibit II.2

GUINNESS GHANA BREWERIES LIMITED RENOUNCEABLE RIGHTS ISSUE

Ghana, 29 April, 2016 – Following approval by the shareholders of Guinness Ghana Breweries Limited (“GGBL” or the “Company”) at the Annual General Meeting of the Company held at the Golden Tulip Hotel, Kumasi on 27 January, 2016 and approval by the Board of Directors of GGBL on 22 September, 2015, GGBL is pleased to announce a GHS 180,000,000 Renounceable Rights Issue of 96,256,685 ordinary shares of no par value at GHS 1.87 per share (the “Offer”).

The Offer will be in a ratio of 1 new share for every 2.1956 existing shares held by a qualifying shareholder.

Pursuant to section 34 of the Companies Act, 1963 (Act 179) and regulation 40(b) of the Ghana Stock Exchange Listing Rules, 2006 , the register of members of GGBL was closed to the general public on 29 April, 2016.

The ex-rights and qualifying dates for the Offer were set for 3.00pm on 25 April, 2016 and 28 April, 2016 respectively. Only shareholders on the register of members of GGBL as at the close of business on 28 April, 2016 will be entitled to exercise their rights under the Offer.

Applications will only be accepted from qualifying shareholders or investors who have had rights renounced in their favour, subject to the Ghana Stock Exchange Listing Rules, the terms of the Offer and other applicable laws.

The proceeds of the Offer will be used to reduce the GGBL’s intercompany debt and overdraft.

The Securities and Exchange Commission of Ghana approved GGBL’s Circular setting out further details of the Offer on 08 April, 2016 (“Offer Circular”). The Ghana Stock Exchange has also given GGBL approval to list up to 96,256,685 additional shares following a successful Offer. The Offer will commence on 06 May, 2016 and close on 03 June, 2016.

IC Securities (Ghana) Limited and Standard Chartered Bank Ghana Limited are acting as Receiving Agent and Receiving Bank respectively in respect of this Offer.

More information on the Offer can be found on the GGBL Offer website: icsecurities.com/ggbl/. The Offer Circular can also be downloaded from the Offer website.

The Offer Circular is being sent to qualifying shareholders.

Notice to Residents of the United States

The securities to be offered have not been, and will not be, registered with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States, in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 801 thereunder.

The Offer will be made for the securities of a limited liability company incorporated under the laws of the Republic of Ghana. The Offer is subject to the disclosure requirements of the Republic of Ghana which are different from those of the United States. The financial statements and financial projections included in the Offer Circular have been prepared in accordance with accounting standards applicable in Ghana and thus may not be comparable to financial statements or financial projections of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since GGBL is located outside the United States and some or all of its officers and directors may be resident outside the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non- U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non- U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

Issued by:

Guinness Ghana Breweries Limited

P. O. Box 3610

Accra, Ghana

Tel: 0302 221 788